Exhibit 99.8

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto sets its sights on first significant world class diamond mine in India
23 June 2008
Rio Tinto today announced that it has lodged mining lease applications for its Bunder diamond project in the Bundelkhand region of Madhya Pradesh, India, which is a vital step in the development of what could be the first significant world class diamond mine in India.
Rio Tinto also announced the exploration target for diamond mineralisation at the Bunder project of 40-70 million tonnes at a grade of between 0.3 and 0.7 carats per tonne. The targeted diamond grades are at least three times greater than the grade of the Panna mine, India’s only other hard rock diamond mine.
The original discovery was made as part of a regional exploration reconnaissance in 2002. A Prospecting License was executed in September 2006, which allowed exploration activities to continue, and an order of magnitude study was commenced to evaluate the economic viability of the eight diamondiferous lamproites. The results of this are expected by the end of Q3 2008.
Nik Senapati, managing director of Rio Tinto in India, said, “Diamonds are a significant part of the history of India and an important product for Rio Tinto. We have spent more than 100 Crore rupees (US$25 million) over the last six years on diamond exploration and evaluation in India, and remain excited about the prospects for the Bunder project. The application for mining leases is confirmation of our commitment to both mining in India and the global diamond industry.“
Bill Champion, managing director of Rio Tinto’s diamond business commented, “We are delighted with the progress of the Bunder Project, which has the potential to be a world class operation. Rio Tinto has a strong track record of introducing new productions into the market and significantly enhancing their value. We are committed to ensuring a stronger, healthier and environmentally secure community at Bunder, as we have done across all of our diamond operations.”
Currently, Rio Tinto processes the majority of its diamonds in India and independently markets the diamond productions from its Australian, Canadian and African mines, with a well established presence in all the major diamond centres of the world. Rio Tinto’s strategic alliance with the Indian diamond industry, built over the past 25 years, has enabled it to gain a deep understanding of India as the world’s largest diamond cutting centre and as one of the key emerging markets for diamond demand.
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Work on the Bunder diamond project to date includes mapping, 48 drill-holes and five surface bulk samples. Drilling is continuing and further surface bulk sampling to support diamond valuation is underway. Environmental approval for a 10 tonne per hour Dense Media Separation Plant is expected soon from the Madhya Pradesh government, which allows processing of bulk samples at the project site.
Following the completion of the order of magnitude study in the second half of 2008, a pre-feasibility study would involve further social and environmental studies including further drilling and below the surface bulk sampling. In total Rio Tinto has spent over 75 Crore rupees (US$19 million) to date on evaluation of the deposit. Plans are in place to spend around a further 135 Crore rupees (US$30 million) to support continued evaluation of the deposit.
CP Statement
The Exploration Targets (being reported under Section 18 of the JORC Code) are based on assessments of prospects within Rio Tinto’s Bunder project prospecting licenses which are supported by drilling, geophysics, surface bulk sampling and modelling undertaken over the last the years. However there may be changes during evaluation of this mineralisation which can only be established through further work.
The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in discovery of a Mineral Resource.
The information in this presentation that relates to Exploration Results is based on information compiled by Stefanie Loader who is a member of the Australian Institute of Geoscientists. Stefanie Loader is a full-time employee of Rio Tinto and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Stefanie Loader consents to the inclusion in the presentation of the matters based on her information in the form and context in which it appears.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Rio Tinto’s Diamond Business
Rio Tinto has a global diamond exploration portfolio encompassing six continents and including projects in Canada, India, southern and western Africa, Brazil, Russia and Australia.
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Currently, Rio Tinto produces about 16 per cent of the world’s rough diamonds by volume and 8 per cent by value through its 100 per cent control of the Argyle mine in Australia, 60 per cent of the Diavik mine in Canada and a 78 per cent interest in the Murowa mine in Africa.
These three mines allow Rio Tinto to be present in all segments of the market. Rio Tinto’s share of the production from these three mines was approximately US$1billion in 2007 and sold through Rio Tinto Diamonds NV in Antwerp, Belgium. 70 per cent of Rio Tinto’s diamonds are processed in India.
Rio Tinto Diamonds NV is the sales and marketing division representing the diamond mines of the Rio Tinto Group. Rio Tinto Diamonds NV is a leading supporter of the Kimberley Process as well as a founding member of the Council for Responsible Jewellery Practices.
Website: www.riotintodiamonds.com
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
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Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
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Nick Cobban	Amanda Buckley
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Media Relations, US
Nancy Ives
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
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David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office:+ 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
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